UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, February 16, 2017

In January 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

In January 2017, Avianca Holdings and its subsidiaries carried 2,635,662 passengers, a 5.7% increase over the same period in 2016

In January, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,635,662 passengers, an increase of 5.7% compared to January 2016. Capacity, measured in ASKs (available seat kilometers), increased 6.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.4%. The load factor for the month was 85.3%, an increase of 300 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In January, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,511,729 travelers, an increase of 1.7% compared to January 2016. Capacity (ASKs) remained stable while passenger traffic (RPKs) increased 2.1%. The load factor for the month was 82.2%, an increase of 180 bps compared to the same period of 2016.

International markets

In January, the affiliated airlines of Avianca Holdings transported 1,123,933 passengers on international routes, up 11.6% compared to January 2016. Capacity (ASKs) increased 8.2%, while passenger traffic (RPKs) increased 12.5%. The load factor for the month was 86.1%, an increase of 330 bps when compared to the same period of 2016.

Operational Statistics	Jan-17	Jan-16	Δ YOY	YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,636	2,493	5.7%	2,636	2,493	5.7%
ASK (mm)[2]	4,213	3,957	6.5%	4,213	3,957	6.5%
RPK (mm)[3]	3,593	3,255	10.4%	3,593	3,255	10.4%
Load Factor[4]	85.3%	82.3%	300bps	85.3%	82.3%	300bps
Domestic Market
PAX (K)[1]	1,512	1,487	1.7%	1,512	1,487	1.7%
ASK (mm)[2]	838	838	0.0%	838	838	0.0%
RPK (mm)[3]	689	674	2.1%	689	674	2.1%
Load Factor[4]	82.2%	80.4%	180bps	82.2%	80.4%	180bps
International Market
PAX (K)[1]	1,124	1,007	11.6%	1,124	1,007	11.6%
ASK (mm)[2]	3,375	3,119	8.2%	3,375	3,119	8.2%
RPK (mm)[3]	2,905	2,581	12.5%	2,905	2,581	12.5%
Load Factor[4]	86.1%	82.8%	330bps	86.1%	82.8%	330bps

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel